April 3, 2017

VIA EDGAR & E-MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: J. Nolan McWilliams

Re:	Yum China Holdings, Inc.
Post-Effective Amendment No. 1 to Form S-1
Filed March 9, 2017
File No. 333-213719

Ladies and Gentlemen:

Yum China Holdings, Inc. (the “Company”) is pleased to respond to the letter dated March 29, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission with respect to Post-Effective Amendment No. 1 (“Post-Effective Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (the “Form S-1”). Concurrently herewith, the Company has filed Post-Effective Amendment No. 2 (“Post-Effective Amendment No. 2”) to the Form S-1 incorporating the revision described herein. For the convenience of the Staff’s review, we have set forth below the comment contained in the Staff’s letter in italics followed by the Company’s response.

Incorporation of Certain Information by Reference, page 58

Staff Comment No. 1:

Please incorporate by reference your Current Report on Form 8-K filed on March 10, 2017.

Company Response:

The Company has revised its disclosure in response to the Staff’s comment. Please see page 58 of Amendment No. 2.

If you would like to discuss the matters set forth herein, please contact me at + (86) 21 2407 7888 or shella.ng@yumchina.com.

Sincerely,

/s/ Shella Ng

Shella Ng
Chief Legal Officer and Corporate Secretary
Yum China Holdings, Inc.